June 21, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:     Iteris, Inc.

Registration Statement on Form S-3

Registration No. 333-256898

Ladies and Gentlemen:

On June 15, 2021, Iteris, Inc.(the “Company”) submitted a letter requesting that the above-referenced Registration Statement be declared effective on June 17, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. By this letter the Company hereby withdraws the acceleration request dated June 15, 2021.

Please direct any questions or comments regarding this correspondence to our counsel, Steven Stokdyk of Latham & Watkins LLP at (213) 891- 7421 . Thank you for your assistance in this matter.

Very truly yours,

ITERIS, INC.

/s/ Douglas L. Groves
Names: Douglas L. Groves
Title: Chief Financial Officer